Exhibit 99.7

PACIFIC THERAPEUTICS LTD.

MANAGMENTS’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Year Ended December 31, 2014

Overview

This Management Discussion and Analysis (“MD&A”) has been prepared as of April 30, 2015 and the following information should be read in conjunction with Pacific Therapeutics Ltd.’s (the “Issuer”, “Company”) audited financial statements for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012 together with the notes thereto. The Issuer’s financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

This discussion contains forward-looking statements that involve certain risks and uncertainties. Statements regarding future events, expectations and beliefs of management and other statements that do not express historical facts are forward-looking statements. In this discussion, the words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “potential” and similar expressions, as they relate to the Issuer, its business and management, are intended to identify forward looking statements. The Issuer has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting the financial condition of the business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements.

Except as may be required by applicable law or stock exchange regulation, the Issuer undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements. If the Issuer updates one or more forward-looking statements, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements. Additional information relating to the Issuer, is available by accessing the SEDAR website at www.sedar.com.

Business Overview and Strategy

The Issuer is a development stage specialty pharmaceutical company. The Issuer is focused on developing late stage clinical therapies and in-licensed novel compounds for Fibrosis, Erectile Dysfunction (ED) and other indications. The Issuer’s lead compound for Fibrosis, PTL-202 is a combination of already approved drugs which have well established safety profiles. PTL-202 has completed a phase 1 drug/ drug interaction clinical trial. The Issuer’s lead product for Erectile Dysfunction PTL-2015 is an oral dissolving version of a top selling therapy for ED. PTL-2015 has completed a pilot bioavailability study in humans.

The Issuer will continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. The Issuer will continue to build core skills in managing clinical development of therapies, licensing and commercialization. The Issuer will use its skills, taking in-licensed approved and late stage drug candidates through Phase 2 proof of concept human clinical trials. The Issuer currently is focused on therapies for rare fibrosis indications including Idiopathic Pulmonary Fibrosis (IPF), Liver Cirrhosis, Scleroderma Associated Pulmonary Fibrosis, Lung Transplant Rejection as well as ED. The Issuer’s strategy is to sell or out-license its product candidates and technologies after completing Phase 2 clinical trial proof of principal studies, however given the current interest of larger pharmaceutical companies in orphan diseases and fibrosis and the financial markets lack of interest in financing an early stage junior public company, the Company may be forced into partnering out the development of its candidates at an earlier stage At the completion of a phase 2 proof of concept trial the value of product candidates generally have been maximized in relation to the capital spent to develop them. In the case of PTL-2015 the strategy is to complete the required clinical trials and register the product for marketing approval in Europe prior to entering a commercialization and distribution agreement however, lack of interest in financing an early stage junior public company, the Company may be forced into partnering out the development of PTL-2015 at an earlier stage to finance the final trial and application for marketing authorization.

Given the company’s inability to secure significant financing to move forward with its product candidates the company is looking in to alternative solutions to maintain shareholder value as well as move the product candidates forward.

Overall Performance

The Issuer’s plan is to continue to operate virtually, outsourcing all non-core activities such as pre-clinical research and clinical trials and manufacturing. Also given the company’s inability to secure significant financing to move forward with its product candidates the company is looking in to alternative solutions to maintain shareholder value as well as move the product candidates forward.

Corporate Highlights

During the twelve months of 2014 the Issuer accomplished the following:

  On January 6, 2014, the Company extended the expiry date of 2,473,334 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.15 per share from the original expiry date of January 31, 2014 to July 31, 2014. The warrants were issued in connection with the Company’s ISA financing in 2011.

  On January 6, 2014, the Company extended the expiry date of 600,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.15 per share from the original expiry date of May 16, 2014 to November 16, 2014.
  The warrants were issued in connection with the Company’s ISA financing in 2011.

  On January 6, 2014, the Company extended the expiry date 60,000 share purchase warrants exercisable to purchase one common share of the Company at an exercise price of $0.25 per share from the original expiry date of February 28, 2014 to August 28, 2014.
  The warrants were issued in connection with the private placement in February 28, 2011.

  On January 10, 2014, the Company engaged Gale Capital Corp. for investor relation services. The term of the contract is for one year with a $10,000 lump sum up-front payment and $2,500 per month thereafter and may be terminated by either party after three months.

  On January 10, 2014, the Company granted 400,000 stock options to advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring January 10, 2017.

  On March 7, 2014 the Company issued 525,000 stock options to directors, officers, advisors and consultants of the Company to purchase common shares of the Company for proceeds of $0.10 per common share expiring March 7, 2019.

  On March 12, 2014 the Company announced that the European Patent Office has issued an official letter stating that it intends to allow the application for the Company’s patent compositions and methods for treating fibroproliferative disorders. This patent covers the composition and use of the combination of drugs used in the Company’s lead product for treatment of IPF and includes claims for the use of the combination to treat liver fibrosis, kidney fibrosis, uterine fibrosis and peripheral arterial disease.

  On May 7, 2014 the Company announced that it had entered into an advisory agreement with TriPoint Global Equities LLC (“TriPoint”), a FINRA member firm. TriPoint is a global investment bank focused on assisting fast growing companies. The company issued to TriPoint warrants to purchase 700,000 shares at a price of $0.10 per share. The warrants expire on February 28, 2016

  On June 14, 2014 the Company issued 500,000 options to purchase common shares to a director and officer under the 2013 stock option plan as approved at the Company’s previous annual general meeting. The options may be exercised at a price of $0.06 per share for a period of one (1) year.

  On July 7, 2014 the Company announced that the European Patent Office has granted the Company’s patent compositions and methods for treating fibroproliferative disorders.
  This patent covers the composition and use of the combination of drugs used in the Company’s lead product for treatment of IPF and includes claims for the use of the combination to treat liver fibrosis, kidney fibrosis, uterine fibrosis and peripheral arterial disease.

  On July 9, 2014 the Company released the results of its pre-clinical studies of PTL-202. PTL-202 and its separate constituents were tested in 5 experiments in a recognized mouse model of pulmonary fibrosis. These studies provided the data required for the recently granted European patent covering the proprietary technology utilized in PTL-202.

  On July 16, 2014 the Company signed a term sheet with Vodis Innovative Pharmaceuticals (“Vodis”) agreeing to work with Vodis on the development of therapies based on extracts from cannabis plants.

  On October 5, 2014 the Company issued 1,520,000 units for gross proceeds of $76,000 (including $6,000 in cash proceeds and $70,000 to settle outstanding accounts payable).
  1,520,000 warrants were issued with an expiration date of October 3, 2015. Each unit is comprised of one common share and one share purchase warrant, each warrant being exercisable for one common share at an exercise price of $0.15.

  On October 24, 2013 the Company entered into a consulting agreement with Mr. Christopher Kuzminisky Cowley to provide Investor Relations services.

  On October 28, 2014 the Company issued to consultants a total of 500,000 options to purchase common shares with an exercise price of $0.10, 200,000 of the options will expire on October 28, 2015; 100,000 of the options will expire on October 28, 2018; and 200,000 will expire October 28, 2020.

Selected Financial Information

The financial information reported here has been prepared in accordance with IFRS. The Issuer uses the Canadian dollar (CDN) as its reporting currency.

Selected audited financial data for operations of the Issuer for the year ended December 31, 2014, December 31, 2013 and December 31, 2012 is presented below:

Selected Statement of Operations Data

Period ended	FYE 2014 (IFRS)	FYE 2013 (IFRS)	FYE 2012 (IFRS)
Total revenues	$Nil	$Nil	$Nil
Net and Comprehensive loss	$(693,645)	$(740,846)	$(605,468)
Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.03)
Weighted average shares	37,830,595	27,561,948	21,637,193

The net loss in FYE 2014 decreased compared to FYE 2013 due to decreases in advertising and promotion, bank charges and interest, investor relations and professional fees. The decreases were partially offset by increases in insurance, convertible note accretion and interest, share based payments and transfer agent fees.

The loss from operations increased in FYE 2013 compared to FYE 2012. Increases in advertising and promotion, professional fees, investor relations, wages and benefits and share based payments contributed to the increased loss in in 2013.

Selected Statement of Financial Position Data

Period ended	FYE 2014 (IFRS)	FYE 2013 (IFRS)	FYE 2012 (IFRS)
Cash	$1,513	$180,692	$9,854
Current Assets	2,825	224,688	108,107
Property and equipment	Nil	2,443	4,864
Intangible Assets	64,490	59,913	93,562
Total assets	67,315	287,004	206,533
Current liabilities	943,076	727,188	637,523
Non-Current liabilities	Nil	Nil	Nil
Total liabilities	943,076	727,188	637,523
Working Capital	$(940,251)	$(502,500)	$(529,416)

Cash decreased by $179,179 to $1,513 in FYE 2014 as compared to FYE 2013 and increased by $170,838 to $180,692 in FYE 2013 as compared to FYE 2012 for FYE 2011. Current assets decreased by $221,863, in FYE 2014 to $2,825 from $224,688 in FYE 2013 and increased by $116,581 in FYE 2013 to $224,688 from $108,107 in FYE 2012. Current liabilities increased by $215,888 in FYE 2014 from $727,188 in FYE 2013 to $943,076 in FYE 2014 and increased by $89,665 to $727,188 in FYE 2013 from $637,523 in FYE 2012.The overall decrease in cash and current assets and increase in current liabilities contributed to an increase of $437,751 in working capital deficit from FYE 2013 to $940,251 FYE 2014. The overall increase in cash, increase in current assets and increase in current liabilities contributed to an increase in working capital of $26,916 from a deficit of $529,416 in FYE 2012 to a working capital deficit of $502,500 in FYE 2013. Summary of Quarterly Results

	December	September	June 30,	March	December	September	June 30,	March 31,
	31, 2014	31, 2014	2014	31, 2014	31, 2013	31, 2013	2013	2013
	$	$	$	$	$	$	$	$
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	(234,287)	(135,543)	(149,592)	(174,225)	(308,768)	(104,895)	(152,648)	(174,535)
Loss per Share basic and diluted	(0.01)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.01)	(0.01)
Cash	1,513	8,370	1,905	10,220	180,692	7,523	1,927	7,220
Total Assets	67,315	87,769	81,660	122,296	287,043	136,900	78,413	121,075
Non-Current Liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations

	2014	2013	Change	Change
	$	$	$	%
Revenue	Nil	Nil	Nil	Nil
Research and Development	Nil	Nil	Nil	Nil
Wages and Benefits	160,947	157,917	3,030	2%
Professional Fees	168,490	178,947	(10,458)	-6%
Advertising and Promotion	67,923	187,513	(109,590)	-58%

Investor Relations	25,075	61,250	(46,175)	-75%
Share based Payments	152,028	42,192	109,836	260%
General and Administrative	61,786	29,899	31,887	107%
Insurance	30,194	22,461	7,733	34%
Rent and Occupancy	14,543	13,284	1,259	9%
Bank Charges and Interest Expense	11,872	34,854	(22,982)	-66%
Other expense	787	12,528	(11,741)	-94%
Net and Comprehensive loss	$693,645	$740,846	$(47,201)	-6%

	2013 $	2012 $	Change $	Change %
Revenue	Nil	Nil	Nil	Nil
Research and Development	Nil	50,941	(50,941)	-100%
Wages and Benefits	157,917	100,843	57,074	57%
Professional Fees	178,947	80,923	98,024	121%
Advertising and Promotion	187,513	43,637	143,876	330%
Investor Relations	61,250	51,950	9,300	18%
Share based Payments	42,192	75,026	(32,834)	-44%
General and Administrative	29,899	37,198	(7,299)	-20%
Insurance	22,461	24,948	(2,487)	-10%
Rent and Occupancy	13,284	17,743	(4,459)	-25%
Bank Charges and Interest Expense	34,854	105,043	(70,189)	-67%
Other expense	12,528	17,216	(4,688)	-27%
Net and Comprehensive loss	$740,846	605,468	$135,378	22%

The Issuer’s net and comprehensive loss for the year ended December 31, 2014, totalled $693,645 or $0.02 per share (FYE 2013, $740,846 or $0.03 per share; FYE 2012, $605,468 or $0.03 per share). The main contributor to the decreased loss in FYE 2014 compared to FYE 2013 is the decrease in advertising and promotion, bank charges and interest and professional expenses. The main contributor to the increased loss in 2013 compared to FYE 2012 is the increase in advertising and promotion and professional expenses as well as the write off of the Dalhousie license and increase in wages and benefits.

Revenues

As the focus of management during fiscal 2014 was on preparing for further clinical trials of PTL-202 and PTL-2015 no revenues were realized.

The Issuer has no drug therapies approved or for sale and has not generated any revenue from the sale of drug therapies. The Issuer has not recognized any revenue since inception through December 31, 2014. The Issuer does not expect to receive any revenues until after the completion of the Phase 2 trial of PTL-202 or the approval for marketing of PTL-2015.

The Issuer’s revenues will be earned through upfront payments from licenses, milestone payments included in-licenses and royalty income from licenses. The Issuer’s revenues will depend on out licensing the Issuer’s drug candidates to suitable development and commercialization partners and its partners’ abilities to successfully complete clinical trials and commercialize the Issuer’s drug candidates worldwide.

Research & Development Expense

Research and development expense consists primarily of salaries for management of research contracts and research contracts for pre-clinical studies, clinical studies and assay development as well as the development of clinical trial protocols and application to government agencies to conduct clinical trials, including consulting services fees related to regulatory issues and business development expenses related to the identification and evaluation of new drug candidates. Research and development costs are expensed as they are incurred.

From inception through to December 31, 2014, the Issuer incurred total expenses in the development of its intellectual property of $1,924,739 , which includes $554,712 of research and development expenses (research and development expenses on the financial statements have been offset by $53,277 in IRAP funding and $193,935 in SR&ED tax credits), $161,394 of professional fees and $1,208,633 of wages and benefits.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$51,790
Facilities and Operations	$Nil	$Nil	$5,659
Less: Government contributions	$Nil	$Nil	($6,508)
Total	$Nil	$Nil	$50,941

The decrease in research expense in 2014 and 2013 is due to a lack of funds to conduct clinical trials on PTL-202. The increase in research expense in 2012 is due to the initiation of clinical trials of PTL-202. The fee paid to the contract research operation for the drug/drug interaction trial in India was $47,134.

Research and development expenses of approximately $250,000 are required for the pivotal trial scale-up and process development of PTL-202 and an additional $240,000 will be required for the pivotal clinical trial of the formulated product. The results of this work may provide the information required for a regulatory submission to move PTL-202 into a phase 2 study. The cost of the regulatory submission is budgeted at $280,000.

Additional financing will be required to complete the development and commercialize PTL-202. There is no assurance that such financing will be available or that the Issuer will have the capital to complete this proposed development and commercialization.

The Issuer was able to complete the formulation, drug/drug interaction study of PTL-202, analyzing the blood samples and analyzing the data from the drug/drug interaction trial in 2012 as planned. The Issuer’s clinical development studies and regulatory considerations relating to PTL-202 are subject to risks and uncertainties that may significantly impact its expense estimates and development schedules, including:

  the scope, rate of progress and cost of the development of PTL-202;

  uncertainties as to future results of the pivotal bio equivalency study of PTL-202;

  the issuers ability to enroll subjects in clinical trials for current and future studies;

  the Issuer’s ability to raise additional capital; and

  the expense and timing of the receipt of regulatory approvals.

Also the Issuer has plans to initiate a bioequivalence study of PTL-2015 for ED and make application to a regulatory for marketing approval. The budget for the development of PTL-2015 is $500,000.

General and Administrative Expenses

General and administrative costs consist primarily of personnel related costs, non-intellectual property related legal costs, accounting costs and other professional and administrative costs associated with general corporate activities.

From 2013 and beyond, as PTL-202 and PTL-2015 advance through clinical development and as operations are developed to move PTL-202, PTL-2015 and other drug candidates through the clinical trial process, general and administrative expenses will increase. Increases in personnel costs, professional fees and contract services will make up a significant portion of these planned expenditures.

Intellectual Property and Intangible Assets

All license and option fees paid to licensors for intellectual property licenses are capitalized to intangible assets on the Issuer’s financial statements. In addition, any expenses for intellectual property protection including patent lawyers services fees, and any filing fees with government agencies or the WIPO are capitalized to intangible assets. Now that patents have been allowed in the United Sates and by the European Union, patent costs are expected to increase in the next twelve months.

Interest Income

Interest income consists of interest earned on the Issuers cash and cash equivalents. There was interest income in 2014 of $Nil (2013 - $Nil, 2012 – $Nil).

Profits

At this time, the Issuer is not anticipating profit from operations. Until such time as the Issuer is able to realize profits from the out licensing of products under development, the Issuer will report an annual deficit and will rely on its ability to obtain equity/or debt financing to fund ongoing operations. For information concerning the business of the Issuer, please see “Business Overview and Strategy”.

Liquidity and Capital Resources and Outlook

The Issuer is a development stage company and therefore has no regular cash inflows. Selected financial data pertaining to liquidity and capital resources the fiscal years ended December 31, 2014 and December 31, 2013, are presented below.

			$ Change	%Change
Period ended			between two	between two
	2014	2013	years	years
	$	$
Cash and Cash Equivalents	1,513	180,692	-179,179	-99%
Current Assets	2,825	224,688	-221,863	-99%
Current Liabilities	943,076	727,188	215,888	30%
Working Capital	-940,251	-502,500	-437,751	87%
Accumulated deficit	3,955,537	3,263,058	692,479	21%
Cash used in operations	366,769	546,866	-180,097	-33%
Cash flows from financing Activities	197,785	731,273	-533,488	-73%
Interest Income	$Nil	$Nil	$Nil	%Nil

Period ended	2013	2012	$ Change	%Change
	$	$	between two	between
			years	two years
Cash and Cash Equivalents	180,692	9,854	170,838	1734%
Current Assets	224,688	108,107	116,581	108%
Current Liabilities	727,188	637,523	89,665	14%
Working Capital	-502,500	-529,416	26,916	-5%
Accumulated deficit	3,263,058	266,2918	600,140	23%
Cash used in operations	546,866	304,983	241,883	79%
Cash flows from financing Activities	731,273	315,518	415,755	132%
Interest Income	$Nil	$Nil	$Nil	%Nil

At December 31, 2014, the Issuer had cash and cash equivalents of $1,513 (FYE 2013 -$180,692) and working capital deficiency of $940,251 [FYE 2013 – 502,500]. Working capital is calculated as current assets less current liabilities.

Cash and cash equivalents decreased by $179,179 between FYE 2014 and FYE 2013 due to a decrease in financing during the year.

Working Capital decreased by $437,751 from FYE 2013 to FYE 2014 due to a decrease in financing during the period. Total liabilities increased by $251,888 for the FYE December 31, 2014 when compared to the total liabilities at FYE 2013. The Issuer’s cash inflows from financing activities comprised proceeds from common share issuances, cash share subscriptions received, the repayment of a convertible note, a new convertible note and amounts loaned to the Company from shareholders during FYE 2014 totaling $197,785 The Issuer’s cash inflows from financing activities comprised proceeds from common share issuances, and amounts loaned to the Company from shareholders during FYE 2013 totalling $731,273 (FYE 2012- $315,788). Cash from financing activities decreased by $533,488 between FYE 2014 and FYE 2013 and increased by $415,485 between FYE 2012 and FYE 2013.

Cash utilized in operating activities during FYE 2014 was $366,769 (FYE 2013 - $546,866). The decrease in cash utilized in operations during 2014 as compared to 2013 was due to a decrease in advertising and promotion, bank charges and interest, investor relations and professional fees. This decrease was offset by an increase in expenses for insurance, convertible note accretion and interest and transfer agent fees. The increase in cash utilized in operations during 2013 as compared to 2012 was due to an increase in advertising and promotion, investor relations, professional fees, and wages and benefits. This increase in FYE 2013 was partially offset by reductions in bank charges and interest, share based payments and travel.

Interest income during the FYE 2014 was $Nil (FYE 2013 - $Nil, FYE 2012 - $Nil).

At December 31, 2014, share capital was $2,760,010 comprising 38,976,825 issued and outstanding common shares and Nil issued and outstanding preferred shares (FYE 2013 -$2,669,210 comprising 37,456,825 issued and outstanding common shares and Nil issued and outstanding preferred shares). The Issuer intends to issue additional shares increasing its share capital to fund future research and development and operations.

Contributed surplus, which arises from the recognition of the estimated fair value of stock options and warrants, was $289,766 for FYE 2014 (FYE 2013 - $123,704).

As a result of the net and comprehensive loss for the FYE 2014 of $693,645 (FYE 2013 of $740,846, FYE 2012 of $605,468), the deficit at December 31, 2014 increased to $3,955,537 from $3,263,058 at December 31, 2013 which was an increase from $2,662,918 at December 31, 2012.

During the FYE 2014, the Issuer’s net cash provided by financing activities decreased to $197,785 (FYE 2013 - $731,273, FYE 2012 - $315,788).

At present, the Issuer’s operations do not generate cash inflows and its financial success after 2014 is dependent on management’s ability to continue to obtain sufficient funding to sustain operations through the development stage and successfully bring the Issuer’s technologies to the point that they may be out licensed so that the Issuer achieves profitable operations. The research and development process can take many years and is subject to factors that are beyond the Issuer’s control.

In order to finance the Issuer’s future research and development and to cover administrative and overhead expenses in the coming years the Issuer may raise money through equity sales. Many factors influence the Issuer’s ability to raise funds, including the Issuer’s track record, and the experience and calibre of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of research activities. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control. Should those risks fully materialize, it may not be able to raise adequate funds to continue its operations.

Off Balance Sheet Arrangements

The Issuer is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Issuer’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Transactions with Related Parties

Transactions with related parties are in the normal course of operations and are measured at the exchange amount, which is the consideration agreed to by the parties. During the years ended December 31, 2014, December 31, 2013, December 31, 2012, the Issuer entered into the following transactions with related parties:

  During the year ended December 31, 2014, the CEO of the Company exercised Nil common share purchase warrants, [FYE 2013 – Nil, FYE 2012 – 66,000];

  The Issuer incurred consulting and accounting fees for the year ended December 31, 2014, to a company controlled by its CFO, in the amount of $36,000 [FYE 2012 - $34,500, FYE 2012 – $18,000];

  The Issuer incurred legal fees from a consultant and director of the Issuer in the amount of $3,121 for the year ended December 31, 2014, [FYE 2013 -$8,575, FYE
  2012 – $3,200];

  The Issuer incurred salaries, directors fees and other benefits relating to directors and officers of the company in the amount of $205,121 for the year ended December 31, 2014 [FYE 2013 – $187,824, FYE 2012 - $142,788];

  During FYE 2014 the Company issued 1,000,000 common shares and warrants to settle $50,000 of outstanding debt owing to a director of the Company [FYE 2013 - $24,000, FYE 2012– $7,500].

There are no amounts due to the Issuer from companies that have directors in common with the Issuer or have a partner who is a director of the Issuer.

There were no amounts due to the Issuer from shareholders in either fiscal year.

Fourth Quarter

The table below sets out the unaudited quarterly results for the fourth quarter ending December 31, 2014, December 31, 2013 and December 31, 2012.

(unaudited)	2014 Q4	2013 Q4	2012 Q4
Total Expenses	$234,287	$308,767	$205,919
Research and Development	$Nil	$Nil	$Nil
Net Loss	$(234,287)	$(308,767)	$(205,919)
Loss per share	$(0.01)	$(0.01)	$(0.01)

The net loss in the fourth quarter of 2014 of $234,287 decreased compared to the fourth quarter of 2013, $308,767 and increased from $205,919 in the fourth quarter of 2012. The decrease in net loss in the fourth quarter ended December 31, 2014 was due to a decrease in advertising and promotion, bank charges and interest and professional fees.

Research and development expenditures are expected to increase in the 2015 fiscal year and beyond if the funding is available.

The Issuer does not anticipate earning any revenue in the foreseeable future.

Net loss, quarter over quarter is influenced by a number of factors including the scope and stage of clinical development and research. Consequently, expenses may vary from quarter to quarter. General and administrative expenses are dependent on the infrastructure required to support the clinical and business development activities of the Issuer. A material increase in research and development as well as general and administrative costs is anticipated over the short term, as the Issuers research and development and regulatory activities increase

During the fourth quarter the Issuer, issued Nil common shares for total proceeds of $Nil [Q4 2013 - $500,431, Q4 2012 - $55,000].

Proposed Transactions

As at the date of this MD&A, there are no business or asset acquisitions or dispositions proposed other than those in the ordinary course of business before the Board for consideration.

Critical Accounting Estimates

The Issuer’s accounting policies are presented in Note 3 of the December 31, 2014 audited financial statements. The preparation of financial statements in accordance with IFRS requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations. These include:

  the assumptions used for the determinations of the timing of future income tax events the carrying values of intangible assets, technology license and patents, and other long lived assets the valuation of stock-based compensation expense

  the carrying value of a derivative liability

Changes in Accounting Policies including Initial Adoption

Financial Instruments

The Issuer’s financial instruments consist of cash and cash equivalents, trades payable and accrued liabilities, , balances due to related partie , the liability portion of the convertible note, and the derivative component of the convertible note. Unless otherwise noted, it is management’s opinion that the Issuer is not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash and cash equivalents amounts are classified as fair value through profit or loss and due to related parties and the liability portion of the convertible note are classified as financial liabilities and are carried at amortized cost. The derivative liability is carried at fair value with re-measurement to fair value at the end of each reporting period. The fair value of cash and cash equivalents, and accounts payable and accrued liabilities approximates their carrying values due to their short-term maturity or capacity for prompt liquidation.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Issuer does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. It is the opinion of management that the foreign exchange risk to which the Issuer is exposed is minimal.

Limitations of Controls and Procedures

The Issuer’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Issuer have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Other MD&A Requirements

Additional Information in Relation to the Issuer

Additional information relating to the Issuer may be found in the Issuer’s audited financial statements for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012.

Additional Disclosure for Venture Issuers

The following table sets forth certain financial information for the Issuer, which has been derived from the Issuer’s financial statements for the years ended December 31, 2014, December 31, 2013, and December 31, 2012. This summary should be read in conjunction with the Issuer’s financial statements, including the notes thereto.

The following table details the Issuer’s expenditures for the fiscal years ended December 31, 2014, December 31, 2013 and December 31, 2012:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
Expenditures	2014	2013	2012

Net research costs expensed	$Nil	$Nil	$50,941
Professional Fees	168,490	178,947	80,923
Advertising and promotion	67,923	187,511	43,637
Investor Relations	25,075	61,250	51,950
Wages and benefits	160,947	157,916	100,843
Corporate costs	106,094	77,419	72,366
Depreciation and amortization	1,216	7,129	6,763
Interest expense (income)	11,872	16,861	104,378
Stock based compensation	152,028	42,192	75,026
Loss on derivative liability	Nil	(30,889)	18,641
Write –off of license	Nil	42,510	Nil
Recovery of future income taxes	Nil	Nil	Nil

Net and Comprehensive Loss	$693,645	$740,846	$605,468

Additional Disclosure for Venture Issuers Without Significant Revenue

Expensed Research and Development Costs

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2014	2013	2012
Research and Development Expenses
Personnel, Consulting, and Stock-based Compensation	$Nil	$Nil	$Nil
License Fees and Subcontract research	$Nil	$Nil	$51,790
Facilities and Operations	$Nil	$Nil	$5,659
Less: Government contributions	$Nil	$Nil	($6,508)
Total	$Nil	$Nil	$50,941

Subsequent Events

  On January 6, 2015 the Company announced that it has secured DTC eligibility by The Depository Trust Company (DTC) for its shares traded in the United States under the symbol PCFTF.On February 24, 2015 the Company issue a total of 400,000 options to purchase common shares to a director and a consultant under the 2014 stock option plan as approved at the Company’s previous annual general meeting. The issuance of the options is subject to regulatory approval. The Company issued 250,000, 3 year options with an exercise price of $0.25 to under an agreement with Small Cap Invest Ltd. and the remaining 150,000, 5 year options with an exercise price of $0.10 to a director of the Company.

  On February 24, 2015 the Company announced it had entered into an agreement with Small Cap Invest Ltd. (Small-Cap), a Frankfurt-based financial service company. Serving as a contractor, Small-Cap will develop investor and public relations across Europe, and use an impressive breadth of experience to ultimately facilitate the commercialization of the Company’s therapies in European markets.

  On March 17, 2015, the Company has issued 2,000,000 shares and warrants for gross proceeds of $100,000 ($41,000 in cash proceeds and $59,000 to retire accounts payable) .
  One warrant may be exercised to purchase a common share for $0.15 for up to one year. Officers of the company have participated in the private placement. Directors and officers of the company participated in the financing, converting, $52,750 of accounts payable in to units.

  On April 1, 2015 the Company announced that it had received regulatory approval to re- price Warrants outstanding as at March 30, 2015 (the “Warrants”) to an exercise price of $0.03 for a period of 30 days. After the 30 days have lapsed any warrants that have not been exercised will revert back to the original terms of the warrant.

  On April 10, 2015 the Company announced that the United States Patent Office (PO) has issued a Notice Of Allowability for the Company’s patent application, Compositions and Methods for Treating fibroproliferative Disorders.

  On April 28, 2015 the Company announced it had received regulatory approval to extend the time frame to exercise the previously announced, on April 1, 2015. The repricing of warrants outstanding as at March 30, 2015 to an exercise price of three cents, has now been extended to May 15, 2015. All other terms and conditions remain the same as announced on April 1, 2015.

Proposed Transactions

As at the date of this MD&A there are no transactions currently contemplated by the Issuer.

Disclosure of Outstanding Share Data

As at December 31, 2014, the Issuer had an unlimited number of authorized common shares with 38,976,825 common shares issued and outstanding.

As at December 31, 2014 the issuer had 3,675,000 (December 31, 2013 - 1,900,000, December 31, 2012 – 1,675,000) options outstanding. The 3,675,000 options entitles the holder to purchase corresponding common shares at exercise prices ranging from $0.06 to $0.27 and expiry dates range from March 5, 2015 to March 7, 2019.

The table below provides information concerning the designation and number of each class of equity securities for which there are securities outstanding as of the dates noted below:

Type of Security	Year ended December 31, 2014 (1)	Year ended December 31, 2013 (1)	Year ended December 31, 2012 (1)
Common Shares	38,976,825	37,456,825	22,586,825
Preferred Shares Series I (2)	Nil	Nil	Nil
Preferred Shares Series II (3)(4)	Nil	Nil	Nil
Options	3,675,000	1,900,000	1,675,000
Outstanding Warrants	15,570,000	18,219,836	5,272,058
Total	58,221,825	57,576,661	29,533,883

(1)

Includes 600,000 bonus common shares issued on January 31, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreement. Includes 300,000 common shares issued on January 31, 2011 on the exercise of warrants. Includes 200,000 common shares issued as a part of a unit on January 31 and February 28, 2011. Includes 150,000 bonus common shares issued on May 16, 2011 as an inducement for investors to enter into the Irrevocable Subscription Agreements.

(2)	The Class B Preferred Shares Series I automatically converted to Common Shares on a 1–to–1 basis upon listing of the Common Shares on the Canadian National Stock Exchange on November 16, 2011.

(3)	The Class B Preferred Shares Series II automatically converted to Common Shares upon listing of the Common Shares on the Canadian National Stock Exchange. On November

16, 2011 each Series II Preferred Share converted into Common Shares at a 25% discount to the last share issue price $0.15/share. In addition for each common share issued on the conversion of each Series II Preferred Share, one-half of one warrant was issued.

(4)

The Class B Preferred Shares Series II converted to common shares upon listing of the common shares on the CNSX. The number of common shares issued on conversion assumed the initial listing price of the Common Shares was $0.15. Upon conversion the Company issued 1,791,563 Common Shares.

As at December 31, 2014 the Issuer had 15,570,000 warrants and 3,675,000 options outstanding. The following table shows the details for the outstanding warrants and options.

Description of Security (include conversion / exercise terms, including conversion / exercise price)	Number of convertible / exchangeable securities outstanding	Number of listed securities issuable upon conversion / exercise
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until February 12, 2015	1,000,000	1,000,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.22 up until May 1, 2015	1,300,000	1,300,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 8, 2016	2,250,000	2,250,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 18, 2016	2,020,000	2,020,000
Incentive Warrants exercisable at $0.10 up until February 28, 2016	700,000	700,000
2013 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until November 5, 2016	6,780,000	6,780,000

2014 Unit Warrants 1 whole warrant per unit exercisable at $0.10 up until October 3, 2015	1,520,000	1,520,000
Options expiring March 5, 2015 with an exercise price of $0.27	375,000	375,000
Options expiring July 3, 2017, with an exercise price of $0.10	475,000	475,000
Options expiring December 21, 2017 with an exercise price of $0.10	450,000	450,000
Options expiring April 4, 2018 with an exercise price of $0.10	350,000	350,000
Options expiring September 16, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring January 10, 2017 with an exercise price of $0.10	400,000	400,000
Options expiring March 2, 2019 with an exercise price of $0.10	525,000	525,000
Options expiring June 11, 2015 with an exercise price of $0.06	500,000	500,000
Options expiring October 30, 2018 with an exercise price of $0.10	100,000	100,000
Options expiring October 30, 2015 with an exercise price of $0.10	200,000	200,000
Options expiring October 30, 2020 with an exercise price of $0.10	200,000	200,000